

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2023

Christopher Bunka
Chief Executive Officer
Lexaria Bioscience Corp.
100 - 740 McCurdy Road, Kelowna
British Columbia, Canada, V1X 2P7

      Re: Lexaria Bioscience Corp.
           Registration Statement on Form S-1
           Filed April 3, 2023
           File No. 333-271096

Dear Christopher Bunka:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tyler Howes at 202-551-3370 with any questions.

                                  Sincerely,

                                  Division of Corporation Finance
                                  Office of Life Sciences

cc: Avital Perlman, Esq.